

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Michael Rolnick
Chief Executive Officer
Chain Bridge I
100 El Camino Real, Ground Suite
Burlingame, California 94010

> **Re: Chain Bridge I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 12, 2021**
> **File No. 333-254502**

Dear Mr. Rolnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 12, 2021

Risk Factors
Risks Related to Our Operations
Our amended and restated memorandum and articles of association will..., page 72

1. Please revise this risk factor to disclose that there is also a risk that the exclusive forum provision in your amended and restated memorandum and articles of association may result in increased costs for investors to bring a claim. Please also add this disclosure to your risk factor on page 68 concerning the exclusive forum provision in your warrant agreement.

<u>Underwriting (Conflicts of Interest), page 175</u>

2.   We note your new disclosure that you have agreed to engage Cowen and Company, LLC, an underwriter of this offering, to provide financial advisory and placement agent services in connection with your initial business combination. Please include additional disclosure here, as well as in your risk factor disclosure and summary section, to address the following:

- The cost of these services, if known;

- Whether or not the fees are conditioned on the consummation of a business combination; and

- Potential conflicts of interest that Cowen and Company, LLC may have in providing these services (i) given the deferred underwriting compensation discussed elsewhere in the prospectus and (ii) given their affiliate, CB Co-Investment LLC, currently owns a substantial amount of your founder shares that would become worthless without an initial business combination.

For guidance, refer to CF Disclosure Guidance: Topic No. 11.

Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jocelyn Arel